UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.  2)1

Telephone and Data Systems, Inc.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

879433100

(CUSIP Number)

LeRoy T. Carlson, Jr., c/o Telephone and Data Systems, Inc., Suite 4000
30 North LaSalle Street, Chicago, Illinois 60602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 879433100	13D	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trustees under Voting Trust Agreement dated June 30, 1989, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
8

SHARED VOTING POWER – 6,065,088 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares, and are held by the reporting persons as trustees of a Voting Trust.

	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 8.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) –Reporting persons beneficially own approximately 94.5% of the Series A Common Shares of the Issuer, representing approximately 10.6% of the Issuer’s outstanding classes of Common Stock and 52.6% of the Issuer’s voting power in matters other than the election of directors.[1]  The holders of Series A Common Shares (together with holders of outstanding Preferred Shares) are entitled to elect eight of the twelve directors of the Issuer.

14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Based on 51,015,083 TDS Common Shares, 6,420,857 Series A Common Shares and 38,645 Preferred Shares issued and outstanding on December 31, 2004.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

This Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, by the Trustees of the Voting Trust under Agreement dated June 30, 1989, as amended.  This Schedule 13D reports the ownership of Series A Common Shares, par value $0.01 per share (“Series A Common Shares”), that are convertible into Common Shares, par value $0.01 per share (“Common Shares”), of Telephone and Data Systems, Inc., a Delaware corporation (the “Issuer” or “TDS”).

Item 1.             Security and Issuer.

This statement relates to the Common Shares of the Issuer.  The principal executive office of the Issuer is located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60603.

Item 2.             Identity and Background.

This Amendment No. 2 to Schedule 13D is being filed by the trustees (“Trustees”) of the Voting Trust under Agreement dated June 30, 1989, as amended (the “Voting Trust”), concerning their direct and indirect beneficial ownership of Common Shares.  The following sets forth Items 2(a) through 2(f) for each filing person.

Voting Trust.        The Voting Trust is organized under Delaware law.  The principal business address of the Voting Trust is c/o LeRoy T. Carlson, Jr., Telephone and Data Systems, Inc., Suite 4000, 30 North LaSalle Street, Chicago, Illinois 60602.

Trustees.               The information required under paragraphs (a) – (c) and (f) with respect to the Trustees of the Voting Trust is set forth in Appendix A hereto, and incorporated herein by reference.

The following is information required under paragraphs (d) and (e) for all filing persons.

(d)           During the last five years, neither the Voting Trust nor any of the Trustees identified in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither the Voting Trust nor any of the Trustees thereof identified in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The Voting Trust holds Series A Common Shares pursuant to the voluntary agreement of the beneficiaries thereof.  No funds were used by the Voting Trust to acquire any shares.

Item 4.    Purpose of Transaction.

The Voting Trust holds Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares held in the trust.  This Amendment No. 2 is being filed to disclose the following information.

On February 17, 2005, the TDS Board of Directors (the “TDS Board”), including directors who are not trustees or beneficiaries of the Voting Trust, and directors who are not officers of TDS, unanimously approved a proposal (the “Special Common Share Proposal”), to be submitted to TDS shareholders at a Special Meeting of shareholders, to approve an amendment (the “Amendment”) to the Restated Certificate of Incorporation of TDS to increase the authorized number of Special Common Shares of TDS from 20,000,000 to 165,000,000.    The Voting Trust has the voting power to cause the Special Common Share Proposal and certain related proposals to

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

be approved, and the trustees of the Voting Trust have advised TDS that they intend to vote for the Special Common Share Proposal and for such related proposals at the Special Meeting of shareholders.

The trustees of the Voting Trust have been advised that the Special Common Share Proposal is being implemented by TDS, among other reasons, to permit TDS at some time in the future to offer and issue Special Common Shares in exchange for all of the Common Shares of United States Cellular Corporation (“U.S. Cellular”) which are not owned by TDS (a “Possible U.S. Cellular Transaction”).  Subject to the approval of the Special Common Share Proposal and certain other conditions, the trustees of the Voting Trust have advised the TDS Board that they may also support such possible action by TDS.  TDS currently owns approximately 82% of the shares of common stock of U.S. Cellular.  The purpose of a Possible U.S. Cellular Transaction would be to cause U.S. Cellular to become a wholly-owned subsidiary of TDS.

The TDS Board has approved a distribution of one Special Common Share in the form of a stock dividend with respect to each outstanding Common Share and Series A Common Share of TDS (the “Distribution”), subject to the approval of the Special Common Share Proposal by shareholders, the effectiveness of the Amendment, and certain other conditions.

As of December 31, 2004, the Voting Trust had voting or dispositive power over an aggregate of 6,065,088 Series A Common Shares, representing approximately 52.6% of the voting power of TDS with respect to matters other than the election of directors. Based on such shares, the Voting Trust would receive 6,065,088 Special Common Shares in the Distribution.  The terms of the Voting Trust currently provide that such Special Common Shares would be distributed to the beneficiaries of the Voting Trust.  The trustees of the Voting Trust intend to seek to amend the terms of the Voting Trust to provide that the Special Common Shares would be retained by the Voting Trust subject to its terms, as so amended.  Following the Distribution, the Voting Trust would continue to have at least 52.6% of the aggregate voting power of TDS with respect to all matters other than the election of directors and will continue to be able to elect eight of the twelve directors by reason of its ownership of 6,065,088 Series A Common Shares, assuming no other changes.  As a result of the Distribution of 6,065,088 Special Common Shares to the Voting Trust (based on Series A Common Shares held as of December 31, 2004), the Voting Trust will also have 5.6% of the voting power in the election of the four directors currently elected by the holders of Common Shares of TDS.

The foregoing possible transactions were developed by TDS following discussions with trustees of the Voting Trust.  TDS management communicated with the trustees of the Voting Trust to determine if they would support certain actions.  Following consideration of certain possible transactions, the trustees of the Voting Trust advised TDS management that they were not actively seeking any change to the TDS capital structure and did not consider it to be necessary, but that they might consider a transaction that did not impair the voting control of the Voting Trust and that was in the best interest of TDS and all of its shareholders.

At the same time, the trustees of the Voting Trust further advised that they did not believe that certain alternatives would be in the best interest of TDS and all of its shareholders and, accordingly, would not approve or support action in furtherance of such alternatives.  The trustees advised that they would not support or approve various actions, including a sale of control of U.S. Cellular or a spin-off of U.S. Cellular.

On February 17, 2005, the trustees of the Voting Trust advised TDS that they would support the Special Common Share Proposal because it would allow TDS to issue Special Common Shares, which would not vote except in the election of certain directors and as required by law.  Implementation of the Special Common Share Proposal and the Distribution would allow TDS to issue such Special Common Shares for a Possible U.S. Cellular Transaction and other corporate purposes without diluting the voting power of the Series A Common Shares and the voting control of the Voting Trust.  Regardless of whether the Special Common Share Proposal is implemented, the trustees of the Voting Trust intend to maintain the ability to keep or dispose of the voting control of TDS.

The trustees of the Voting Trust have been advised that the TDS Board has not taken any action to determine that it will offer Special Common Shares, or the number of Special Common Shares or fraction of a

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

Special Common Shares that it may offer, to exchange for each Common Share of U.S. Cellular not owned by TDS. If and when an offer is made will depend on the trading price of the U.S. Cellular Common Shares, the trading price of the Special Common Shares, market conditions and other factors, including whether any possible transaction would be likely to be disruptive to U.S. Cellular’s operations.

The trustees of the Voting Trust have been advised that TDS has no set time frame for taking action with respect to a Possible U.S. Cellular Transaction and TDS could choose to take action with respect to a Possible U.S. Cellular Transaction at any time, or not to take action with respect to a Possible U.S. Cellular Transaction, depending on the circumstances at the time.  The trustees of the Voting Trust have been advised that the timing of such possible transaction also depends on the trading price of the U.S. Cellular Common Shares, the trading price of the Special Common Shares, market conditions and other factors, including whether any possible transaction would be likely to be disruptive to U.S. Cellular’s operations.

If a Possible U.S. Cellular Transaction does not take place for any reason, U.S. Cellular may not become a wholly-owned subsidiary of TDS and the Common Shares of U.S. Cellular may continue to be publicly traded. The trustees of the Voting Trust have been advised that TDS may alternatively consider acquiring such Common Shares of U.S. Cellular through open market or private purchases, or taking other action to acquire some or all of the shares of U.S. Cellular not owned by TDS.

In addition to the foregoing, the trustees of the Voting Trust have been advised that Southeastern Asset Management (“SEAM”) has submitted a proposal to TDS to recapitalize TDS’s equity into one class of common stock to result in all shares of stock having one vote per share.  SEAM has also filed a Schedule 13D in which it has indicated that it may in the future exercise any or all of its respective rights as shareholders of TDS, including, among other things, seeking to elect one or more nominees to TDS’s Board.  The trustees of the Voting Trust did not determine to support the Special Common Share Proposal or any other actions being effected or proposed to be effected by TDS in response to SEAM’s proposal or Schedule 13D disclosures, although it is possible that such actions by TDS may have an influence on SEAM with respect to its proposal and/or decision to nominate directors.   Nevertheless, SEAM’s shareholder proposal cannot be implemented without the support of the Voting Trust, and the Voting Trust will not support any action to approve or implement SEAM’s shareholder proposal.

Reference is made to the description of the Special Common Share Proposal under Proposal 1 in the preliminary proxy statement of TDS filed with the SEC on February 18, 2005 for additional information relating to the foregoing, which description is incorporated by reference herein.

Except as disclosed or incorporated by reference above, the Voting Trust does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the trustees of the Voting Trust retain the right to change their intent, to acquire additional securities from time to time, or to dispose of all or part of the securities beneficially owned by the Voting Trust in any manner permitted by the terms of the Voting Trust and applicable law.

Item 5.    Interest in Securities of the Issuer.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

(a)                                  As of December 31, 2004, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust and each of the Trustees may be deemed to beneficially own an aggregate of 6,065,088 Series A Common Shares held by the Voting Trust, which are convertible into 6,065,088 Common Shares.  See Appendix A for additional Common Shares beneficially owned by each of the Trustees.

(b)                                 The following information is provided with respect to the shares held by the Voting Trust.  See Appendix B for information with respect to other shares beneficially owned by each of the Trustees.

(i)                                     Sole Power to Vote or Direct the Vote:

None.

(ii)                                  Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of Series A Common Shares, which are convertible on a share-for-share basis into Common Shares.  The Voting Trust holds and the Trustees vote 6,065,088 Series A Common Shares of the Issuer, representing approximately 94.5% of the outstanding Series A Common Shares.  The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer.  The Series A Common Shares also have ten votes per share in matters other than the election of directors and, accordingly, the Series A Common Shares held by the Voting Trust represent approximately 52.6% of the combined voting power of the Issuer.1  Therefore, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

(iii)                               Sole Power to Dispose or Direct the Disposition:

None.

(iv)                              Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5(b)(ii) above is incorporated herein by reference.

(c)                                  Except as disclosed below, no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust or the Trustees.

(i)                                     On December 31, 2004, Walter C.D. Carlson acquired 222 Common Shares pursuant to the Issuer’s Compensation Plan for Non-Employee Directors;

(ii)                                  On December 31, 2004, Letitia G. Carlson, M.D., acquired 58 Common Shares pursuant to the Issuer’s Compensation Plan for Non-Employee Directors;

1 Based on 51,015,083 TDS Common Shares, 6,420,857 Series A Common Shares and 38,645 Preferred Shares issued and outstanding on December 31, 2004.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

(iii)                               On December 31, 2004, 5,008 Series A Common Shares were issued to accounts within the Voting Trust pursuant to the Issuer’s dividend reinvestment plan;

(iv)                              On February 1, 2005, a certificate holder of the Voting Trust withdrew 440 Series A Common Shares from the Voting Trust; and

(v)                                 On February 2, 2005, a certificate holder of the Voting Trust withdrew 235 Series A Common Shares from the Voting Trust.

(d)                                 Except as disclosed below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

Under the Terms of the Voting Trust, all cash dividends are distributed to the beneficiaries of the Voting Trust.  The Trustees do not have the power to sell any Series A Common Shares deposited by a certificate holder without the consent of such certificate holder.

(e)                                  Not Applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Voting Trust holds Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares held in the trust.

The Voting Trust is the direct beneficial owner of Series A Common Shares, which are convertible on a share-for-share basis into Common Shares.  The Voting Trust holds and the Trustees vote 6,065,088 Series A Common Shares of the Issuer, representing approximately 94.5% of the outstanding Series A Common Shares.  The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer.  The Series A Common Shares also have ten votes per share in matters other than the election of directors and, accordingly, the Series A Common Shares held by the Voting Trust represent approximately 52.6% of the combined voting power of the Issuer.1  Therefore, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

Item 7.    Material to be Filed as Exhibits.

(a)           Voting Trust Agreement, dated as of June 30, 1989, is hereby incorporated by reference to an exhibit to Post-Effective Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, No. 33-12943.

(b)           Amendment dated as of May 9, 1991 to the Voting Trust Agreement dated as of June 30, 1989, is hereby incorporated by reference to Exhibit 9.2 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1991.

(c)           Amendment dated as of November 20, 1992, to the Voting Trust Agreement dated as of June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1(c) to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1992.

(d)           Amendment dated as of May 22, 1998, to the Voting Trust Agreement dated as of June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on June 5, 1998.

1 Based on 51,015,083 TDS Common Shares, 6,420,857 Series A Common Shares and 38,645 Preferred Shares issued and outstanding on December 31, 2004.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

(e)           Amendment effective as of March 28, 2003, to the Voting Trust Agreement dated as of June 30, 1989, as amended, to cancel 500 voting trust certificates, is hereby incorporated by reference to Item 7(e) of the Schedule 13D filed by the Voting Trust dated March 28, 2003.

(f)            Amendment effective as of March 28, 2003, to the Voting Trust Agreement dated as of June 30, 1989, as amended, extending the term of the Voting Trust from June 30, 2009 to June 30, 2035, is hereby incorporated by reference to Item 7(f) of the Schedule 13D filed by the Voting Trust dated March 28, 2003.

(g)           The description of the Special Common Share Proposal under Proposal 1 in the preliminary proxy statement of TDS is hereby incorporated by reference from TDS’s Schedule 14A as filed with the SEC on February 18, 2005.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2005		TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT
DATED JUNE 30, 1989, AS AMENDED

/s/ Walter C. D. Carlson*
Walter C.D. Carlson

/s/ Letitia G. Carlson, M.D.*
Letitia G. Carlson, M.D.

/s/ Prudence E. Carlson*
Prudence E. Carlson

/s/ LeRoy. T. Carlson, Jr.
LeRoy T. Carlson, Jr.

	*By:	/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.
Attorney-in-Fact for above Trustees*

*Pursuant to previously filed Joint Filing Agreement and Power of Attorney

Signature Page to Amendment No. 2 to Schedule 13D

relating to the direct beneficial ownership in the Common Shares of

Telephone and Data Systems, Inc. by the Voting Trust.

Schedule 13D	Appendix A
Issuer: Telephone and Data Systems, Inc.
Page 1 of 3 of Appendix A

Trustees of the Voting Trust

(I)	(a)	Name:

Walter C.D. Carlson

	(b)	Business Address:

Sidley Austin Brown & Wood LLP
10 South Dearborn Street
Chicago, Illinois 60603

	(c)	Present Principal Occupation or Employment:

Partner of the law firm of Sidley Austin Brown & Wood LLP (see above for address)

	(f)	Citizenship:

United States

(II)	(a)	Name:

LeRoy T. Carlson, Jr.

	(b)	Business Address:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

President and Chief Executive Officer of Telephone and Data Systems, Inc. (see above for address)

	(f)	Citizenship:

United States

Schedule 13D
Issuer: Telephone and Data Systems, Inc.
Page 2 of 2 of Appendix A

(III)	(a)	Name:

Letitia G. Carlson, M.D.

	(b)	Business Address:

2150 Pennsylvania Avenue, N.W.
Washington, D.C. 20037

	(c)	Present Principal Occupation or Employment:

Physician and Associate Clinical Professor at George Washington University Medical Center (see above for address)

	(f)	Citizenship:

United States

(IV)	(a)	Name:

Prudence E. Carlson

	(b)	Business Address:

10 White Street
New York, New York 10013

	(c)	Present Principal Occupation or Employment:

Art Critic and Art Historian

	(f)	Citizenship:

United States

Schedule 13D	Appendix B
Issuer: Telephone and Data Systems, Inc.
Page 1 of 1 of Appendix B

Name	Number of Common Shares Beneficially Owned As of December 31, 2004		Percent of Class of Common Shares

LeRoy T. Carlson, Jr.	489,752	(1)		*
Walter C.D. Carlson	4,778	(2)		*
Letitia G. Carlson, M.D.	2,425	(3)		*
Prudence E. Carlson	179,257	(4)		*

*              Less than 1% of class.   All of such ownership involves sole power to vote or dispose of unless otherwise indicated below.

(1)           Includes (A) 457,838 Common Shares that may be purchased pursuant to stock options that are currently exercisable or exercisable within 60 days, (B) 12,515 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust, (C) 88 Common Shares held outside of the Voting Trust, (D) 7,623 Common Shares held in a 401(k) account for the benefit of LeRoy T. Carlson, Jr., and (E) 11,688 Common Shares held in a deferred compensation account for the benefit of Mr. Carlson and which have vested or will vest within 60 days.  Does not include Series A Common Shares held in the Voting Trust and which are reported above, of which 174,928 shares are held for the benefit of LeRoy T. Carlson, Jr., 1,542,592 shares are held by family partnerships, of which Mr. Carlson is a general partner, and 91,970 shares are held for the benefit of his wife, his children and others.  Also, does not include 5,226 Common Shares that may be acquired upon conversion of Series A Common Shares and 1,145 Common Shares held by Mr. Carlson’s wife outside of the Voting Trust.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(2)           Includes 870 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 3,908 Common Shares held outside of the Voting Trust.  Does not include Series A Common Shares held in the Voting Trust reported above, of which 1,090,441 shares are held for the benefit of Walter C.D. Carlson, 679,899 shares are held by a family partnership, of which Mr. Carlson is a general partner, and 113,786 shares held for the benefit of his wife and children in the voting trust.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(3)           Includes 940 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 1,485 Common Shares held outside of the Voting Trust.  Does not include Series A Common Shares held in the Voting Trust, of which 1,056,269 shares are held for the benefit of Letitia G. Carlson, M.D., 679,899 shares are held by a family partnership, of which Dr. Carlson is a general partner, and 97,313 shares are held for the benefit of her husband and children.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Dr. Carlson in the Voting Trust.

(4)           Includes 179,247 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 10 Common Shares held outside of the Voting Trust.  Does not include Series A Common Shares held in the Voting Trust, of which 1,004,515 shares are held by a family partnership, of which Prudence E. Carlson is a general partner, 679,899 shares are held by a family partnership, of which Ms. Carlson is a general partner, and 26,083 shares are held for the benefit of her child. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Ms. Carlson in the Voting Trust.